WARNACO INC.

501 Seventh Avenue

New York, New York 10018

Phone (212) 287 8383

Fax (212) 287 8384

August 4, 2006

Mr. George F. Ohsiek, Jr.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Warnaco Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005, filed March 3, 2006
Form 10-Q for Quarterly Period Ended April 1, 2006, filed May 11, 2006
File No. 001-10857

Dear Mr. Ohsiek:

Set forth below are the responses of The Warnaco Group, Inc. (the "Company") to the comments of the staff of the Commission (the "Staff") set forth in your letter dated July 6, 2006 (the "Comment Letter"). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, I hereby request on behalf of the Company confidential treatment with respect to certain portions of this letter (the “Confidential Portions”). The Confidential Portions which have been redacted are marked below as “[***Redacted***]” and labeled “CONFIDENTIAL TREATMENT REQUESTED BY THE WARNACO GROUP, INC.” I request on behalf of the Company that the Confidential Portions be treated as confidential, and that they not be disclosed to any person pursuant to the Freedom of Information Act or otherwise. If any person (including any government employee who is not a member of the Staff) should request an opportunity to inspect or copy any of the Confidential Portions, I request that you: (i) promptly notify me of such request in writing or by telephone ((212) 287-8000), (ii) furnish me with a copy of all written material pertaining to such request (including, but not limited to, the request itself and any determination by the Staff with respect to such request), and (iii) give me sufficient advance notice of any intended release so that the Company may, if the Company deems it necessary or appropriate, pursue any remedies available.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 1. Business, page 1

1.

Your presentation of "Group Operating Income" represents a non-GAAP measure. In future filings please provide alongside these measures the disclosures required by Item 10(e) of Regulation S-K. Please ensure your disclosures justify the usefulness of presenting these measures outside of the context of the SFAS 131 required reconciliation. Refer to Question and Answer 21 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at www.sec.gov).

The Company acknowledges the Staff's comment and will provide the disclosure required by Item 10(e) of Regulation S-K in future filings. Such disclosure will include the discussion set forth in Note 8 of Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of operations, page 35

Liquidity, page 61

2.

You disclose in Item 1. Business "In connection with the consummation of the CKJEA Acquisition, [you] will, subject to certain conditions, acquire 100% of the shares of the company that operates the license for Calvin Klein(R) men's and women's Collection apparel and accessories worldwide on or about January 2, 2008." Please tell us now and disclose in future filings the conditions necessary in order for you to consummate this acquisition. Additionally, please disclose how you expect to finance the cost of this acquisition. Refer to Item 303(a)(1) of Regulation S-K.

The Company is not required to pay any additional consideration to the Sellers as part of the acquisition of the Calvin Klein Collection business and neither the Company nor the Seller is required to meet any financial tests or financial requirements. Because the conditions to be satisfied by the Seller and the Company prior to the consummation of this acquisition are ministerial in nature only, the Company does not believe any of the conditions are material or require any additional disclosure in future filings. As supplemental information for the Staff, a list of the conditions required in order to consummate the acquisition are set forth in Annex A hereto. The Company's current disclosure with respect to the acquisition set forth in Note 2 of Notes to Consolidated Condensed Financial Statements included within its Quarterly Report on Form 10-Q for the period ended April 1, 2006 states: "In connection with the consummation of the CKJEA Acquisition, the Company will, for no additional purchase price, and subject to certain conditions, acquire 100% of the shares of the company that operates the license for Calvin Klein men's and women's collection apparel and accessories worldwide on or about January 2, 2008, which license will expire in December 2013, subject to certain conditions."

The Company has included complete descriptions of the source of funds to consummate the acquisition of CKJEA in its Annual Report on Form 10-K in Item 1. - Business "CKJEA Acquisition" on page 4, Management's Discussion and Analysis of Financial Condition and Results of Operations "Liquidity" on page 61 and in Note 2 of Notes to Consolidated Financial Statements, on page F-21. The Company believes these disclosures fully describe the source of funds used to consummate the CKJEA acquisition.

Contractual Obligations, page 64

3.

In future filings please add interest payments related to your long-term debt to the table. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your future cash requirements. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

The Company will include the expected interest payments on long-term debt in the contractual obligations table in future filings in accordance with the provisions of Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003.

Item 8. Financial Statements and Supplementary Data, page 68

Consolidated Balance Sheets, page F-6

4.

Please tell us if any of your "Cash and cash equivalents" pledged as collateral against your outstanding letters of credit are restricted as to withdrawal or usage. Refer to Rule 5-02(1) of Regulation S-X.

There are no withdrawal or usage restrictions on cash pledged as collateral against outstanding letters of credit. The Company will continue to disclose restrictions on withdrawal or usage of its cash and cash equivalent balances, if any, in accordance with Rule 5-02(l) of Regulation S-X in future filings.

5.	In future filings please omit the subtotal captioned "Total other assets." Refer to Rule 5-02 of Regulation S-X.

The Company will omit the caption "Total other assets" from future filings in accordance with the provisions of Rule 5-02 of Regulation S-X.

6.

In future filings please separately disclose those current liabilities that exceed five percent of your "Total current liabilities." In this regard, your "Accrued liabilities" appear to exceed this threshold. If none of the individual components exceed five percent, please still consider disclosing a table of the individual components in your footnotes. Refer to Rule 5-02 of Regulation S-X.

The Company confirms that none of the individual current liability items included in "Accrued liabilities" exceeded five percent of total current liabilities in any period presented. The Company will continue to comply with the requirements of Rule 5-02 of Regulation S-X in future filings.

Notes to Consolidated Financial Statements, page F-11

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-11

Goodwill and Other Intangible Assets, page F-14

7.

Please clarify for us the frequency of your impairment testing related to your indefinite-lived intangible assets. Your disclosure suggests that the periods between your annual testing may be greater than twelve months. Please also tell us when your indefinite-lived intangible assets were last tested for impairment. Refer to paragraphs 16 and 17 of SFAS 142.

The Company tests all intangible assets, including indefinite-lived intangible assets, for impairment in the fourth quarter of each fiscal year as provided in paragraphs 16 and 17 of SFAS 142. The Company also tests its intangible assets more frequently if events or changes in circumstances indicate that an asset might be impaired. The Company last tested all of its indefinite-lived intangible assets for impairment as of November 1, 2005. The Company will clarify this disclosure in future filings.

Form 10-Q For Fiscal Quarter Ended April 1, 2006

Note 1. Nature of Operations and Basis of Presentation, page 4

Stock-Based Compensation, page 4

8.

In future filings please ensure you include all the disclosures required by SFAS 123(R). In this regard, we noted you did not disclose the intrinsic value of options outstanding and options currently exercisable. Refer to paragraph A240(d) of SFAS 123(R).

The Company will include all of the disclosures required by SFAS 123(R), including the intrinsic value of all outstanding and currently exercisable options, in future filings in accordance with the provisions of paragraph A240(d) of SFAS 123(R).

Form 8-K/A Amendment No. 2 filed April 14, 2006

9.

Please provide us with your significance tests you used to determine the appropriate financial statements to include for your acquisition of The Fingen-Calvin Klein Jeanswear Business. Please ensure your significance tests are based on US GAAP amounts and you clearly describe the periods used in the numerator and denominator for each test. Notwithstanding the preceding, please tell us in detail why you have not presented all of the Item 17 of Form 20-F disclosures for these financial statements prepared in conformity with accounting principles generally accepted in the Republic of Italy. In this regard, it appears that this business acquisition may be significant above the thirty percent level. Refer to Rule 3-05(c) of Regulation S-X and Item 17(c)(2)(v) of Form 20-F.

The significance tests used to determine the appropriate financial statements to include for the acquisition of CKJEA as specified in Rule 3-05(c) of Regulation S-X are attached hereto as Annex B. The significance tests are based upon dollar amounts for the Company and the acquired business determined in accordance with US GAAP and pursuant to the provisions of Rule 3-05(b)(3) of Regulation S-X which states, "The determination shall be made by comparing the most recent annual financial statements of each such business, or group of related businesses on a combined basis, to the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition." The Company finalized the acquisition of the CKJEA business on January 31, 2006. The most recent consolidated annual financial statements filed with the Commission at the time of the acquisition were the Company's financial statements for its 2004 fiscal year. Therefore the Company used the amounts from the 2004 fiscal year for both the CKJEA business (numerator) and the Company (denominator) in preparing the significance tests.

The Company completed its significance testing in accordance with the provisions of Rule 1-02(w) of Regulation S-X. As noted on Annex B, CKJEA total assets, purchase price and income from continuing operations before income taxes represent less than 30% of the corresponding amounts for the Company. In accordance with the provisions of Item 17(c)(2)(v) of Form 20-F, the financial statements of the acquired entity do not include the disclosure required by paragraphs (c)(2)(i), (c)(2)(ii) and (c)(2)(iii) of Item 17 of Form 20-F since none of the conditions specified in the definition of significant subsidiary in Rule 3-05(c) of Regulation S-X exceed 30%.

Unaudited Pro Forma Condensed Combined Statement of Operations for Fiscal Year

Ended December 31, 2005, page 3

10.

Please explain to us why you eliminated the $3.5 million of income realized upon the sale of certain retail stores in January 2005 to arrive at your unaudited management accounts presented in conformity with U.S. GAAP. In this regard, a discussion of the material variations in the accounting principles used in recording the income from those principles, practices, and methods generally accepted in the United States appears necessary. Refer to Item 17(c)(2) of Form 20-F.

The Company considered the provisions of Rule 11-02(a) of Regulation S-X in determining the items to be specifically included or excluded in its pro forma presentation. Rule 11-02 (a) states, in part, "Pro forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time." As discussed in Note a of Notes to Pro Forma Combined Condensed Statement of Operations the elimination of the nonrecurring gain of $3.5 million represents the gain on the sale of CKJEA's GUESS? retail stores. The Seller terminated the GUESS? retail business in January 2005, prior to the Company's acquisition of the CKJEA business on January 31, 2006. The GUESS? business was not part of the ongoing operations of the Fingen apparel businesses and the Company did not acquire any interest in the GUESS? stores in the acquisition. As a result, the Company has excluded the gain on the sale of these stores from its pro forma presentation since the non-recurring gain associated with the sale would not be part of the acquired business' ongoing operations.

The Company believes that Note 27 of Notes to Special Purpose Carve-Out Combined Financial Statements of the Fingen - CK Jeanswear Distribution Business included in the Company's Form 8-K/A (Amendment No. 2) filed on April 14, 2006 identifies the differences between the accounting and valuation methods used in Italian GAAP and those used under U.S. GAAP in accordance with requirements of Item 17(c)(2) of Form 20-F. Therefore, the Company believes that it has disclosed all material variations in the accounting principles used in recording the income from those principles, practices and methods generally accepted in the United States in accordance with Item 17(c)(2) of Form 20-F.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 287-8000.

Very truly yours,

/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski
Executive Vice President and
Chief Financial Officer

Enclosures

CONFIDENTIAL TREATMENT REQUESTED BY THE WARNACO GROUP, INC.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by [***Redacted***], and the omitted text has been provided separately to the Securities and Exchange Commission.

ANNEX A

[***Redacted***]

CONFIDENTIAL TREATMENT REQUESTED BY THE WARNACO GROUP, INC.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by [***Redacted***], and the omitted text has been provided separately to the Securities and Exchange Commission.

ANNEX B

The Warnaco Group, Inc.

CKJEA Acquisition

Significant Subsidiary Test (Rule 1-02(w) of Regulation S-X)

in '000's of Dollars - unless otherwise noted

2004 - Actual

Balance Sheet (total assets):
Numerator
CKJEA	[***Redacted***]
CKJEA purchase price	313,000

Denominator:
Warnaco	1,153,904

CKJEA total assets as a percent of Warnaco total assets	[***Redacted***] %
CKJEA purchase price as a % of Warnaco total assets	27.1%

Income Statement (Income before income taxes):
Numerator
CKJEA	[***Redacted***] (a)

Denominator:
Warnaco	78,511

CKJEA pre-tax income as a percent of Warnaco pre-tax income	[***Redacted***]%
(a) Based upon average of monthly average Euro/US Dollar exchange rates as reported in the WSJ of $1.24277